

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 5, 2017

Carl Yeung
Chief Financial Officer
Qudian Inc.
15/F Lvge Industrial Building
1 Datun Road, Chaoyang District
Beijing, People's Republic of China

>   **Re: Qudian Inc.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed October 3, 2017**
>   **File No. 333-220511**

Dear Mr. Yeung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

Principal and Selling Shareholders, page 210

1.   Please indicate the nature of any position, office, or other material relationship which a selling security holder has had with you or your affiliates within the past three years. For example, we note that Mr. Tianyu Zhu previously served on your board of directors and he controls the Zhu Entities. Refer to Item 4.a. of Form F-1 and Item 9.D.1. of Part I of Form 20-F.

Exhibit Index

2.   We note your revisions to Note 2 of your audited financial statements in response to comment 1 in our letter dated September 26, 2017. However, it appears that your auditor's consent preceded your receipt of our comment letter and, presumably, the

associated revisions made to Note 2. Please include a new auditor's consent in a pre-effective amendment as required by Section 4810.3(a) of the Division of Corporation Finance's Financial Reporting Manual.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Chris K.H. Lin, Esq.